FORM 4                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

/ / CHECK THIS BOX         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    IF NO LONGER
    SUBJECT TO                                           OMB APPROVAL
    SECTION 16.                                       OMB NUMBER 3235-0287
    FORM 4 OR FORM 5                                  Expires: December 31, 2001
    OBLIGATIONS                                       Estimated average burden
    MAY CONTINUE.                                     hours per response 0.5
    SEE INSTRUCTION
    1(b).

       Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act of
          1935 or Section 30(f) of the Investment Company Act of 1940

(PRINT OR TYPE RESPONSES)
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1. Name and Address of Reporting     2.  Issuer Name AND Ticker or           6.  Relationship of Reporting Person (s) to Issuer
   Person*                               Trading Symbol                                                 (Check all applicable)

                                         Sentry Technology Corporation (SKV)
                                                                                   ____  Director     __________  10% Owner
                                                                                   __X__ Officer      __________  Other
Schnelling     Anthony      H.N.                                                  (give title below) (specify below)
                                                                                   Chief Executive Officer
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(Last)        (First)     (Middle)   3. IRS Identification Number  4. Statement for Month/Year
                                        of Reporting Person, if
                                        an entity (Voluntary)                10/99
    350 Wireless Boulevard
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           (Street)                                                5. If Amendment,     7. Individual or Joint/Group Filing
                                                                      Date of Original     (Check Applicable Line)
                                                                                          _X__  Form filed by One Reporting Person
Hauppauge,      New York             11788                                                ____  Form filed by More than One
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(City)           (State)             (Zip)
                                                  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title of Security  2. Transaction Date  3.(Transaction    4.(Securities Acquired (A) 5. Amount of    6. Ownership    7.Nature
   (Instr.3)             (Month/Day/Year)    Code (Instr 8.)    or Disposed of (D)         Securities      Form:          of
                                                                Instr. 3, 4 and 5)         Beneficially    Direct (D)     Indirect
                                                                                           Owned at        or Indirect    Beneficial
                                             Code     V         Amount   (A) or   Price    End of          (I)            Ownership
                                                                         (D)               Month           Instr. 4)      (Instr. 4)
                                                                                           (Instr. 3 and 4)
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 *         If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder:  Report on a seperate line for each class of securities beneficially owned directly or indirectly.

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FORM 4 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                                       BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title    2.Conversion 3.Transaction 4.Transaction 5.Number    6.Date       7.Title     8.Price     9.Number  10.Owner- 11.Nature
   of         or           Date          Code          of          Exercisable  and Amount  of          of         ship      of
   Derv-      Exercise     (Month/       (Instr 8)     Derivative  and          of          Derivative  Derv-      Form      Indi-
   ative      Price of     Day/                        Securities  Expiration   Underlying  Security    ative      of        rect
   Security   Derivative   Year)                       Acquired    Date         Securities  (Instr.5)   Securities Derv-     Bene-
   (Instr.3)  Security                                 (A) or      (Month/      (Instr 3                Bene-      ative     ficial
                                                       Disposed    Day/         and 4)                  ficially   Security  Owner-
                                                       of (D)      Year)                                Owned      Direct:   ship
                                                      (Instr.3,                                         at End     (D)or     (Instr.
                                                       4 and 5)                                         Month      Indirect   4)
                                                                                                        (Instr.4)  (I)
                                                                                                                   (Instr.4)
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                                        Code   V     (A)  (D)     Date    Expir- Title Amount
                                                                  Exer-   ation        or
                                                                  cisable Date         Number
                                                                                       of
                                                                                       Shares

  Employee     $0.188      10/15/99      A     V   200,000      10/15/99(1) (2) Common  200,000         200,000     D
  Stock                                                                         Stock
  Option
  (right
  to buy)
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Explanation of Responses:

                            (1) Provided, however, that the option may not be exercised if Restoration Management Company, LLC terminates its engagement under the consulting agreement dated October 15, 1999 (the "Agreement")
                                prior to April 15, 2000 unless such termination is due to the Issuer's bad faith or failure to remain current on its payment obligations under the Agreement or failure to pay its trust fund tax obligations.

                            (2) The option expires two years following termination of the engagement under the Agreement.

* Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           /s/ Anthony H.N. Schnelling                11/10/99
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                                                                            ** Signature of Reporting Person           Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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